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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

STATE AUTO FINANCIAL CORPORATION

(Name of Subject Company (Issuer))

STFC ACQUISITION CORPORATION

and

Gregory Mark Shepard

(Name of Filing Persons (Offeror))

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

GREGORY MARK SHEPARD

STFC ACQUISITION CORPORATION

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$256,000,000	$20,710.40

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 8,000,000 the maximum number of shares of common stock, without par value, of State Auto Financial Corporation (the “Shares”) to be acquired in this tender offer and (b) the tender offer price of $32.00 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$20,710.40	Filing Parties:	STFC Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	August 20, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Combined Schedule TO and Schedule 13D

CUSIP No. 85570710500

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,000,000
	8.	SHARED VOTING POWER
-0-
	9.	SOLE DISPOSITIVE POWER
2,000,000
	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on August 20, 2003 (as amended or supplemented prior to the date hereof, the “Schedule TO”) by STFC Acquisition Corporation (“Purchaser”), and the Schedule 13D (Amendment #7) filed by Gregory M. Shepard on the same date. The Schedule TO relates to the offer by Purchaser and Gregory M. Shepard to purchase up to 8,000,000 shares of common stock, without par value (the “Common Shares” or the “Shares”), of State Auto Financial Corporation, an Ohio insurance holding company (the “Company”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to Items 1-13 of this Amendment No. 4 to Schedule TO. You should read this Amendment No. 4 to Schedule TO together with the Schedule TO filed August 20, 2003, as amended September 8, 2003, September 22, 2003 and September 29, 2003. This Amendment No. 4 to the Schedule TO is being filed on behalf of Purchaser and Mr. Shepard and relates to changes to Schedule TO made by Purchaser and Mr. Shepard.

Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Items 1 through 13

All references in the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Form of Letter to Brokers, and Form of Letter to Clients to “Friday, October 17, 2003” are deleted and replaced with “Friday, December 12, 2003”.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and Purchaser, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(a)(5)(A)	Text of press release dated September 23, 2003 regarding Shepard’s response to State Auto Financial Corporation’s board of director’s decisions to reject the Offer.*

(a)(5)(B)	Text of press release dated October 20, 2003 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, December 12, 2003.

(a)(5)(c)	Text of press release dated October 20, 2003 regarding voluntary withdrawal of claims against Shepard by State Auto Financial Corporation and State Automobile Mutual Insurance Company.

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STFC ACQUISITION CORPORATION

By:	/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard
Title:	Chairman, President and Secretary

/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and the Company, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(a)(5)(A)	Text of press release dated September 23, 2003 regarding Shepard’s response to State Auto Financial Corporation’s board of director’s decision to reject the Offer.*

(a)(5)(B)	Text of press release dated October 20, 2003 regarding Shepard’s extension of the tender offer until 5:00 p.m., New York City time, Friday, December 12, 2003.

(a)(5)(C)	Text of press release dated October 20, 2003 regarding voluntary withdrawal of claims against Shepard by State Auto Financial Corporation and State Automobile Mutual Insurance Company.

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.